DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

June 17, 2022

To:	Theresa Brillant
Aamira Chaudhry
Divison of Corporate Finance
Office of Trade & Services
Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1, Amendment # 3
Filed this Date
File No. 333-261877

Dear Messrs Brillant and Chaudhry,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 3 to the above referenced Registration Statement, and is responsive to Staff’s Letter of Comments of June 2, 2022.

(Paragraph numbers reference the numbers in Staff’s Letter of Comments.)

General

1. Please disclose all related party transactions required by Item 404 of Regulation S-K. In this regard, we note your May 23, 2022 letter response that "Marco Welch, the Company’s Chairman, is a different person from Marco A. Welch listed as a selling shareholder;" "Marco A. Welch is the son of Marco Welch;" and Marco A. Welch, the son, has 150,000 shares and is a selling shareholder listed in the selling shareholder list."

Complied with.

We note further that there has been no activity by the Company, the underwriter, of their representatives to test the waters for the market for this offering to date.

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/s/ Donald G. Davis
Donald G. Davis